SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 27, 2005 re: Partner Communications Reports Second Quarter 2005 Results. Board Recommends a Cash Dividend of NIS 0.57 Per Share, Attaching Full Financial Report.

PARTNER COMMUNICATIONS REPORTS

SECOND QUARTER 2005 RESULTS

BOARD RECOMMENDS A CASH DIVIDEND OF NIS 0.57 PER SHARE

Rosh Ha’ayin, Israel, July 27, 2005 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the second quarter 2005. Partner reported revenues in Q2 2005 of NIS 1,250.9 million (US$ 273.5 million), EBITDA of NIS 420.8 million (US$ 92.0 million), the equivalent of 33.6% of total revenue, and net income of NIS 115.8 million (US$ 25.3 million). On July 27th, 2005 the board resolved to recommend to the shareholders to authorize the distribution of a cash dividend in the amount of NIS 0.57 per share (totaling approximately NIS 86.4 million) to shareholders on record as of September 26th, 2005. The dividend payment is subject to the approval of the Company’s shareholders.

Q2 2005 vs. Q2 2004 Comparison

	Q2 2004	Q2 2005	Change

Revenues (NIS millions)	1,254.6	1,250.9	(0.3)%
EBITDA (NIS millions)	401.7	420.8	4.8%
Operating Profit (NIS millions)	265.8	251.8	(5.3)%
Net Income (NIS millions)	133.4	115.8	(13.2)%
Cash flow from operating activities net of investing
activities (NIS millions)	140.4	132.8	(5.4)%
Subscribers (thousands)	2,202	2,409	9.4%
Estimated Market Share (%)	32	32
Quarterly Churn Rate (%)	3.3	3.6	7.9%
Average Monthly Usage per Subscriber (minutes)	283	296	4.6%
Average Monthly Revenue per Subscriber (NIS)	171	157	(8.1)%
Average Subscriber Acquisition Costs (NIS)	293	263	(10.2)%

Commenting on the results, Amikam Cohen, Partner’s CEO, said: “Our second quarter results are evidence of our continued financial and operational strength, and our ability to create value for our shareholders.

For the third year running, orange™ has been chosen as the leading telecommunications brand in Israel and as the second most valuable brand in Israel by Globes, an Israeli business daily newspaper. In addition, Partner has been awarded the prestigious Effie Platinum award for our continued outstanding achievements in marketing activities over the last five years. These factors, together with the excellent quality of our services, enable us to keep growing our customer base and continue delivering exciting new services to our customers. Our 3G network covers already 92% of the population, and is used by more than 35,000 3G subscribers.”

Financial Review

Partner’s Q2 2005 revenues totaled NIS 1,250.9 million (US$ 273.5 million), approximately equivalent to the revenues of NIS 1,254.6 million in Q2 2004 and down 0.8% from NIS 1,260.5 million in Q1 2005. Compared with Q2 2004, revenues were higher largely as a result of a larger subscriber base and increased minutes of use, but this was offset primarily by the impact of the reduction in interconnection tariffs in March 2005. Compared with Q1 2005, higher revenues resulted from the combined effect of increased minutes of use, resulting from a larger subscriber base, seasonal factors and restructured tariffs and rate plans, which were offset by the full quarterly effect of the reduction in interconnection tariffs and lower revenues from handset sales.

Content and data revenues for Q2 2005 accounted for 7.3% of total revenues, up from 7.0% in Q2 2004 but down from 7.5% in Q1 2005, primarily due to the full quarterly effect of the reduction in SMS interconnection tariffs. Compared with Q2 2004, data and content non- SMS revenues increased by 22.8% in Q2 2005.

The cost of revenues related to services rose by 2.8% to NIS 729.5 million (US$ 159.5 million) in Q2 2005, compared with NIS 709.6 million in Q2 2004 and fell by 1.9% compared with NIS 743.3 million in Q1 2005. In relation to Q2 2004 the increase was due almost entirely to higher depreciation and amortization charges following the launch of the 3G network towards the end of 2004. Compared with Q1 2005 the decrease was due almost entirely to lower variable airtime costs as a result of the reduction in interconnection tariffs. The cost of revenues related to equipment increased by 2.4% to NIS 157.9 million (US$ 34.5 million) in Q2 2005, from NIS 154.2 million in Q2 2004 but decreased by 13.0% compared with NIS 181.5 million in Q1 2005. Compared with Q2 2004 the increase was driven primarily by the higher number and pricing of handset sales to new and upgrading subscribers, whereas the decrease from Q1 2005 was primarily due to a reduction in the number and pricing of handset sales to new and upgrading subscribers over the quarter.

Overall, gross profit was NIS 363.4 million (US$ 79.4 million) in Q2 2005, representing a 7.0% decrease from NIS 390.9 million in the second quarter of 2004, and an 8.3% increase from NIS 335.6 million in Q1 2005. The year-on-year decrease was primarily due to increased depreciation, amortization and network expenses from the launch of the 3G network and the changes in interconnect tariffs. The increase in gross profit compared with Q1 2005 resulted from the combined effect of lower variable revenues and costs from the reduction in interconnection tariffs offset by higher revenues from increased minutes of use resulting from a larger subscriber base, seasonal factors and restructured tariff and rate plans.

Selling and marketing expenses were NIS 65.4 million (US$ 14.3 million) in Q2 2005, representing a decrease of 14.5% from NIS 76.5 million in Q2 2004, but an increase of 14.1% from NIS 57.4 million in Q1 2005. Compared with Q2 2004, the decrease was principally driven by reductions in distribution and advertising costs. Expenses were higher compared with Q1 2005 primarily due to seasonal marketing campaigns.

In Q2 2005, the Company’s general and administrative expenses decreased by 4.8% to NIS 46.2 million (US$ 10.1 million) compared with NIS 48.6 million in Q2 2004, but increased by 11.3% from NIS 41.5 million compared with Q1 2005, resulting primarily from the timing of those expenses. The decrease compared with Q2 2004 resulted primarily from one-off costs expensed in Q2 2004 related to the Company’s attempt to purchase a controlling interest in Matav, as well as deferred charges of approximately NIS 4.8 million comprising primarily of legal and accounting fees incurred in 2001, in preparing and maintaining the Company’s shelf registration with the US Securities and Exchange Commission, that were expensed.

Operating profit for the Q2 2005 was NIS 251.8 million (US$ 55.0 million), a decrease of 5.3% compared with NIS 265.8 million in Q2 2004, and increased by 6.3% compared with NIS 236.8 million in Q1 2005. Quarterly EBITDA increased in Q2 2005 by 4.8% to NIS 420.8 million (US$ 92.0 million) from NIS 401.7 million in Q2 2004, and by 5.0% compared with NIS 400.6 million in Q1 2005. In revenue terms, EBITDA increased to 33.6% of revenues in Q2 2005 from 32.0% in Q2 2004 and from 31.8% in Q1 2005.

Financial expenses were NIS 82.8 million (US$ 18.1 million) in Q2 2005, up 25.5% from Q2 2004, and up 62.9% compared with Q1 2005. The increases were primarily driven by interest charges on the Company’s new CPI linked shekel-denominated notes and a one-off amortization of capitalized expenses related to the Company’s previous bank facility.

Net income in the Q2 of 2005 was NIS 115.8 million (US$ 25.3 million), representing a decrease of 13.2% from NIS 133.4 million in Q2 2004, and 7.0% from NIS 124.5 million in Q1 2005.

Basic earnings per share, based on average number of shares outstanding during the quarter, in the second quarter of 2005 were 0.73 NIS (16 US cents) unchanged from Q2 2004. Compared with Q1 2005, basic earnings per share increased 7.4% from 0.68 NIS, despite net income being 7% lower in Q2 2005 compared with Q1 2005. The growth in basic earnings per share resulted from the reduced number of shares outstanding following the repurchase of approximately 33.3 million shares from the founding Israeli Shareholders on April 20, 2005. Fully diluted earnings per share in Q2 of 2005 were 0.72 NIS (16 US cents) unchanged from 0.72 NIS in Q2 2004 and up from 0.67 NIS in Q1 2005.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows from investing activities, in Q2 2005, totaled NIS 132.8 million (US$ 29.0 million). Compared with Q2 2004, cash flows from operating activities, net of cash flows from investing activities, declined by 5.4% from NIS 140.4 million, incorporating both a decrease in cash flows from operating activities and in the level of investment in fixed assets.

Net investment in fixed assets totaled NIS 139.4 million (US$ 30.5 million) in Q2 2005, up from NIS 156.2 million in Q2 2004 but down from NIS 186.3 million in Q1 2005. The increase compared with Q2 2004 resulted mainly from the Company’s accelerated 3G network build-out.

On March 31, 2005, Partner completed an offering of NIS 2,000 million of unsecured Series A notes, which were issued at their NIS par value. The notes were registered in Israel. Of these notes, approximately NIS 36.5 million was purchased by Partner Future Communications 2000 Ltd. (“PFC”), a wholly owned subsidiary of the Company. The net proceeds from the offering (received on April 3, 2005) were approximately NIS 1,930 million (approximately US$ 422 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012. The Notes, linked to the Israeli Consumer Price Index, bear NIS interest at the rate of 4.25% per year, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets. The new credit facility replaced the Company’s previous facility.

On April 20, 2005, following the Company’s offering of NIS 2,000 million of unsecured Series A notes, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders were reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The total consideration paid for the shares was approximately NIS 1,074 million. The Company cancelled the repurchased shares.

On July 12 2005, the Company’s shareholders approved to redeem on August 15th, 2005, the outstanding 13% Senior Subordinated Notes, due 2010. According to the terms of the Notes, the redemption price will be 106.5% of the principal amount. The redemption, which will be financed from the bank facility and funds generated from current operations, concludes the refinancing of the Company’s long term debt into lower cost shekel denominated debt.

Operational Review

Approximately 37,000 net active subscribers joined the Company in Q2 2005 compared with approximately 38,000 in Q2 2004 and approximately 32,000 in Q1 2005. The quarterly churn rate was 3.6% for Q2 2005 compared with 3.3% in Q2 2004, with the increase occurring almost entirely in the prepaid sector. The Company’s active subscriber base at the end of June 2005 was approximately 2,409,000, including approximately 463,000 business subscribers or 19% of the base, approximately 1,227,000 postpaid private subscribers, or 51% of the base, and approximately 719,000 prepaid subscribers, or 30% of the base. Of the Company’s subscriber base, approximately 35,000 are 3G subscribers. Overall, we estimate our market share to be around 32%.

In the second quarter of 2005 ARPU was approximately NIS 157 (US$ 34.3), compared with approximately NIS 171 in Q2 2004 and NIS 157 in the previous quarter. The decrease compared with Q2 2004 was primarily driven by the reduction in interconnection charges.

Average minutes of use (MOU) for Q2 2005 was approximately 296 minutes per month, compared with 283 minutes per month in Q2 2004 and 288 minutes per month for Q1 2005.

The average cost of acquiring new subscribers (SAC) in Q2 2005 was approximately NIS 263 (US$ 57.5), down from NIS 293 in Q2 2004 but up from NIS 229 in Q1 2005. The reduction compared with Q2 2004 mainly reflects a reduction in handset costs.

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Alan Gelman, Partner’s Chief Financial Officer said: “We are very pleased with our second quarter financial and operational results. The results of the first half of the year are in line with the 2005 annual guidance we gave in our press release on February 7, 2005. We have successfully mitigated the effects of the reduction in interconnect tariffs and maintained EBITDA at the level of the previous year by restructuring our tariffs and customer offerings and by reducing costs. We believe that our performance is sustainable in the second half of 2005.”

Commenting on the dividend recommendation, Mr. Gelman said: “Our strategy has always been to maximize value for our investors, customers and employees. The recent completion of share repurchase has contributed to growth in earnings per share, and the cash dividend recommendation, announced today reflects our strong balance sheet, financial position and results of operations.”

Other

Partner Communications Company announced today the appointment of Mr. Amikam Shorer to its Board of Directors. Mr. Amikam Shorer has serves as VP of Business Affairs and the General Counsel of Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as a director in several companies within the Eurocom Group. Mr. Shorer holds an LLB degree from Bar-Ilan University. Mr. Canning Fok, the Chairman of the Board of Partner, wished Mr. Shorer success in his new role.

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first-quarter results on Wednesday, July 27, 2005, at 18:00 Israel local time (11AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of August 3, 2005.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.409 million subscribers in Israel. Partner subscribers can use roaming services in 156 destinations using 337 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

         Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

         Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

— the effects of the high degree of regulation in the telecommunications market in which we operate;

— regulatory developments relating to tariffs, including interconnect tariffs;

— regulatory developments related to the implementation of number portability;

— the difficulties associated with obtaining all permits required for building and operating of antenna sites;

— alleged health risks related to antenna sites and use of telecommunication devices;

— the possible requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

— the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

— the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

— uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

— the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

— the risks associated with technological requirements, technology substitution and changes and other technological developments;

— fluctuations in foreign exchange rates;

— the availability and cost of capital and the consequences of increased leverage;

— the results of litigation filed or that may be filed against us; and

— the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

— As well as the risk factors specified under the heading “Risk Factors” in our 2004 annual report on form 20-F filed with the SEC on April 22, 2005.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q2 2005 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2005: US$ 1.00 equals NIS 4.574. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity.

EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.

Contacts:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	252,188	4,611	55,135	1,008
Accounts receivable:
Trade	690,655	625,220	150,996	136,690
Other	84,819	70,158	18,544	15,338
Inventories	88,657	101,656	19,383	22,225
Deferred income taxes	151,832	255,503	33,195	55,860

T o t a l current assets	1,268,151	1,057,148	277,253	231,121

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Accounts receivables - trade	146,428	96,687	32,013	21,138
Funds in respect of employee rights upon
retirement	71,523	69,128	15,637	15,113

	217,951	165,815	47,650	36,251

FIXED ASSETS, net of accumulated
depreciation and amortization	1,883,740	1,843,182	411,836	402,969

LICENSE AND DEFERRED CHARGES,
net of amortization	1,377,614	1,325,592	301,184	289,810

DEFERRED INCOME TAXES	86,323	94,442	18,872	20,648

	4,833,779	4,486,179	1,056,795	980,799

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	33,947		7,422
Accounts payable and accruals:
Trade	574,884	552,377	125,686	120,765
Other	246,490	307,364	53,889	67,198

T o t a l current liabilities	855,321	859,741	186,997	187,963

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	315,484	1,185,088	68,973	259,092
Notes payable	2,779,596	753,900	607,695	164,823
Liability for employee rights upon retirement	96,642	92,808	21,129	20,290
Other liabilities	20,841	7,567	4,556	1,654

T o t a l long-term liabilities	3,212,563	2,039,363	702,353	445,859

T o t a l liabilities	4,067,884	2,899,104	889,350	633,822

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and
June 30, 2005 - 235,000,000 shares;
issued and outstanding - December 31,
2004 - 184,037,221 shares and June 30,
2005 - 151,469,445 shares	1,515	1,840	331	402
L e s s - receivable in respect of shares		(2,260)		(494)
Capital surplus	2,384,831	2,362,027	521,389	516,403
Deferred compensation	(18,388)	(23,650)	(4,021)	(5,171)
Accumulated deficit	(1,602,063)	(750,882)	(350,254)	(164,163)

T o t a l shareholders' equity	765,895	1,587,075	167,445	346,977

	4,833,779	4,486,179	1,056,795	980,799

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2005	2004	2005	2004	2005	2005
	( U n a u d i t e d )
	In thousands (except per share data)
REVENUES - net:
Services	2,278,067	2,233,864	1,145,642	1,138,254	498,047	250,468
Equipment	233,276	239,362	105,233	116,326	51,000	23,007

	2,511,343	2,473,226	1,250,875	1,254,580	549,047	273,475

COST OF REVENUES:
Services	1,472,857	1,393,048	729,525	709,562	322,006	159,494
Equipment	339,442	326,341	157,949	154,161	74,212	34,532

	1,812,299	1,719,389	887,474	863,723	396,218	194,026

GROSS PROFIT	699,044	753,837	363,401	390,857	152,829	79,449
SELLING AND MARKETING
EXPENSES	122,805	168,228	65,442	76,504	26,848	14,307
GENERAL AND
ADMINISTRATIVE
EXPENSES	87,713	84,494	46,203	48,553	19,176	10,101

OPERATING PROFIT	488,526	501,115	251,756	265,800	106,805	55,041
FINANCIAL EXPENSES - net	133,680	153,039	82,826	66,011	29,226	18,108

INCOME BEFORE TAXES
ON INCOME	354,846	348,076	168,930	199,789	77,579	36,933
TAXES ON INCOME	114,519	122,842	53,096	66,374	25,037	11,608

NET INCOME FOR THE
PERIOD	240,327	225,234	115,834	133,415	52,542	25,325

EARNINGS PER SHARE
("EPS") :
Basic	1.40	1.23	0.73	0.73	0.31	0.16

Diluted	1.38	1.22	0.72	0.72	0.30	0.16

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING:
Basic	171,425,420	183,143,256	158,703,072	183,308,290	171,425,420	158,703,072

Diluted	173,634,795	184,852,967	160,780,744	184,912,233	173,634,795	160,780,744

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
	New Israeli shekels		U.S. dollars
	6 month period ended June 30		6 month period ended June 30,
	2005	2004	2005
	(Unaudited)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	240,327	225,234	52,542
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	336,672	272,678	73,606
Amortization of deferred compensation related to
employee stock option grants, net	6,977	631	1,525
Liability for employee rights upon retirement	3,834	10,091	839
Accrued interest and exchange and linkage differences
on long-term liabilities	64,813	23,810	14,170
Deferred income taxes	111,791	120,721	24,441
Income tax benefit in respect of exercise of option granted to
Employees	2,729	2,121	597
Capital loss (gain) on sale of fixed assets	420	(391)	92
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(115,176)	(101,369)	(25,181)
Other	(14,661)	(1,469)	(3,206)
Increase (decrease) in accounts payable and accruals:
Trade	(23,253)	65,405	(5,084)
Other	(60,874)	(24,190)	(13,309)
Decrease (Increase) in inventories	12,999	(51,900)	2,842
Increase in asset retirement obligations	228	132	50
Amount carried to deferred charges	(13,224)		(2,891)

Net cash provided by operating activities	553,602	541,504	121,033

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(295,095)	(260,229)	(64,516)
Purchase of additional spectrum	(41,539)	(48,850)	(9,082)
Proceeds from sale of fixed assets	16	552	4
Funds in respect of employee rights upon retirement	(2,395)	(8,538)	(524)

Net cash used in investing activities	(339,013)	(317,065)	(74,118)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financial lease undertaken	15,832		3,461
Repurchase of company's shares	(1,091,841)		(238,706)
Issuance of notes payable under a prospects, net of issuance costs	1,929,540		421,850
Proceeds from exercise of stock options granted to employees	20,628	16,241	4,510
Repayment of long term bank loans	(841,171)	(239,500)	(183,903)

Net cash provided by (used in) financing activities	32,988	(223,259)	7,212

INCREASE IN CASH AND CASH EQUIVALENTS	247,577	1,180	54,127
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,611	3,774	1,008

CASH AND CASH EQUIVALENTS AT END OF PERIOD	252,188	4,954	55,135

Supplementary information on investing activities not involving cash flows

At June 30, 2005, and 2004, trade payables include NIS 141,400,000 ($ 30,912,000) (unaudited) and NIS 120,070,000 ($ 26,251,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONSILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	6 Month Period Ended June 30,		6 Month Period Ended June 30,
	2005	2004	2005
	(Unaudited)
	In thousands
Net cash provided by operating activities	553,602	541,504	121,032

Liability for employee rights upon retirement	(3,834)	(10,091)	(838)
Accrued interest and exchange and linkage differences on long-term liabilities	(64,813)	(23,810)	(14,170)
Amount carried to differed charges	13,224		2,891
Increase in accounts receivable:
Trade	115,176	101,369	25,181
Other	14,661	1,469	3,205
Decrease (increase) in accounts payable and accruals:
Trade	23,253	(65,405)	5,084
Other	60,874	24,190	13,309
Increase (decrease) in inventories	(12,999)	51,900	(2,842)
Increase in Assets Retirement Obligation	(228)	(132)	(50)
Financial Expenses	122,554	148,494	26,794

EBITDA	821,470	769,488	179,596

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
	( U n a u d i t e d )
	I n t h o u s a n d s

REVENUES - net	1,254,580	1,348,379	1,319,132	1,260,468	1,250,875

COST OF REVENUES	863,723	944,617	951,008	924,825	887,474

GROSS PROFIT	390,857	403,762	368,124	335,643	363,401

SELLING AND
MARKETING
EXPENSES	76,504	80,691	76,325	57,363	65,442

GENERAL AND
ADMINISTRATIVE
EXPENSES	48,553	47,134	49,505	41,510	46,203

OPERATING PROFIT	265,800	275,937	242,294	236,770	251,756

FINANCIAL
EXPENSES - net	66,011	44,042	63,464	50,854	82,826

INCOME BEFORE
TAXES ON INCOME	199,789	231,895	178,830	185,916	168,930

TAX BENEFIT (TAXES
ON INCOME)	(66,374)	(116,992)	(47,414)	(61,423)	(53,096)

NET INCOME FOR THE
PERIOD	133,415	114,903	131,416	124,493	115,834

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	Q2 2005	Q2 2004
Subscribers (in thousands)	2,409	2,202
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in quarter	3.6%	3.3%
Average monthly usage in quarter per subscriber (minutes)	296	283
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	157	171
Number of 2G operational base stations (in parenthesis number of micro sites out of total number of base stations)	2,260 (716)	2,178 (733)
Subscriber acquisition costs in quarter per subscriber (NIS)	263	293
Number of employees (full-time equivalent)	3,192	3,084

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2005

(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2005

(Unaudited)

The amounts are stated in New Israeli Shekels (NIS) in thousands.

July 27, 2005

The Board of Directors of
Partner Communications Company Ltd

Re:	Review of condensed consolidated unaudited interim financial statements for the periods ended June 30, 2005

At your request, we have reviewed the condensed consolidated interim balance sheet of Partner Communications Company Ltd. (hereafter – the Company) at June 30, 2005, the condensed consolidated statements of operations for the 6 and 3 month periods then ended and condensed consolidated statements of changes in shareholders’ equity and cash flows for the 6 month period then ended. Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures, include: reading of the aforementioned financial statements, reading of minutes of meetings of shareholders and the board of directors and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the above-mentioned condensed consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the said interim consolidated condensed financial statements in order for them to be considered as having been prepared in accordance with accounting principles generally accepted in United State and in accordance with SEC regulations for interim financial statements (Regulations S-X: Item 210.10-01).

Sincerely yours,

2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	252,188	4,611	55,135	1,008
Accounts receivable:
Trade	690,655	625,220	150,996	136,690
Other	84,819	70,158	18,544	15,338
Inventories	88,657	101,656	19,383	22,225
Deferred income taxes	151,832	255,503	33,195	55,860

T o t a l current assets	1,268,151	1,057,148	277,253	231,121

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Accounts receivables - trade	146,428	96,687	32,013	21,138
Funds in respect of employee rights upon
retirement	71,523	69,128	15,637	15,113

	217,951	165,815	47,650	36,251

FIXED ASSETS, net of accumulated
depreciation and amortization	1,883,740	1,843,182	411,836	402,969

LICENSE AND DEFERRED CHARGES,
net of amortization	1,377,614	1,325,592	301,184	289,810

DEFERRED INCOME TAXES	86,323	94,442	18,872	20,648

	4,833,779	4,486,179	1,056,795	980,799

Date of approval of the financial statements: July 27, 2005

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer

3

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	33,947		7,422
Accounts payable and accruals:
Trade	574,884	552,377	125,686	120,765
Other	246,490	307,364	53,889	67,198

T o t a l current liabilities	855,321	859,741	186,997	187,963

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	315,484	1,185,088	68,973	259,092
Notes payable	2,779,596	753,900	607,695	164,823
Liability for employee rights upon retirement	96,642	92,808	21,129	20,290
Other liabilities	20,841	7,567	4,556	1,654

T o t a l long-term liabilities	3,212,563	2,039,363	702,353	445,859

T o t a l liabilities	4,067,884	2,899,104	889,350	633,822

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and
June 30, 2005 - 235,000,000 shares;
issued and outstanding - December 31,
2004 - 184,037,221 shares and June 30,
2005 - 151,469,445 shares	1,515	1,840	331	402
L e s s - receivable in respect of shares		(2,260)		(494)
Capital surplus	2,384,831	2,362,027	521,389	516,403
Deferred compensation	(18,388)	(23,650)	(4,021)	(5,171)
Accumulated deficit	(1,602,063)	(750,882)	(350,254)	(164,163)

T o t a l shareholders' equity	765,895	1,587,075	167,445	346,977

	4,833,779	4,486,179	1,056,795	980,799

        The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars (see note 2b)
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2005	2004	2005	2004	2005	2005
	( U n a u d i t e d )
	In thousands (except per share data)
REVENUES - net:
Services	2,278,067	2,233,864	1,145,642	1,138,254	498,047	250,468
Equipment	233,276	239,362	105,233	116,326	51,000	23,007

	2,511,343	2,473,226	1,250,875	1,254,580	549,047	273,475

COST OF REVENUES:
Services	1,472,857	1,393,048	729,525	709,562	322,006	159,494
Equipment	339,442	326,341	157,949	154,161	74,212	34,532

	1,812,299	1,719,389	887,474	863,723	396,218	194,026

GROSS PROFIT	699,044	753,837	363,401	390,857	152,829	79,449
SELLING AND MARKETING
EXPENSES	122,805	168,228	65,442	76,504	26,848	14,307
GENERAL AND
ADMINISTRATIVE
EXPENSES	87,713	84,494	46,203	48,553	19,176	10,101

OPERATING PROFIT	488,526	501,115	251,756	265,800	106,805	55,041
FINANCIAL EXPENSES - net	133,680	153,039	82,826	66,011	29,226	18,108

INCOME BEFORE TAXES
ON INCOME	354,846	348,076	168,930	199,789	77,579	36,933
TAXES ON INCOME	114,519	122,842	53,096	66,374	25,037	11,608

NET INCOME FOR THE
PERIOD	240,327	225,234	115,834	133,415	52,542	25,325

EARNINGS PER SHARE
("EPS") :
Basic	1.40	1.23	0.73	0.73	0.31	0.16

Diluted	1.38	1.22	0.72	0.72	0.30	0.16

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING:
Basic	171,425,420	183,143,256	158,703,072	183,308,290	171,425,420	158,703,072

Diluted	173,634,795	184,852,967	160,780,744	184,912,233	173,634,795	160,780,744

        The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
	I n t h o u s a n d s

New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2005 (audited)	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075
CHANGES DURING THE 6 MONTHS ENDED
JUNE 30, 2005 (unaudited):
Repurchase of Company's shares	(333)				(1,091,508)	(1,091,841)
Exercise of options granted to employees	8	2,260	18,360			20,628
Income tax benefit in respect of exercise of options
Granted to employees			2,729			2,729
Deferred compensation related to employee stock option grants			2,638	(2,638)
Amortization of deferred compensation related to employee
stock option grants, net of deferred compensation with
respect to employee stock options forfeited			(923)	7,900		6,977
Net income					240,327	240,327

BALANCE AT JUNE 30, 2005 (unaudited)	1,515	-;-	2,384,831	(18,388)	(1,602,063)	765,895

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2005 (audited)	402	(494)	516,403	(5,171)	(164,163)	346,977
CHANGES DURING THE 6 MONTHS ENDED
JUNE 30, 2005 (unaudited):
Repurchase of Company's shares	(73)				(238,633)	(238,706)
Exercise of options granted to employees	2	494	4,014			4,510
Income tax benefit in respect of exercise of options
Granted to employees			597			597
Deferred compensation related to employee stock option grants			577	(577)
Amortization of deferred compensation related to employee
stock option grants, net of deferred compensation with
respect to employee stock options forfeited			(202)	1,727		1,525
Net income					52,542	52,542

BALANCE AT JUNE 30, 2005 (unaudited)	331	-;-	521,389	(4,021)	(350,254)	167,445

        The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)
	6 month period ended June 30		6 month period ended June 30,
	2005	2004	2005
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	240,327	225,234	52,542
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	336,672	272,678	73,606
Amortization of deferred compensation related to
employee stock option grants, net	6,977	631	1,525
Liability for employee rights upon retirement	3,834	10,091	839
Accrued interest and exchange and linkage differences
on long-term liabilities	64,813	23,810	14,170
Deferred income taxes	111,791	120,721	24,441
Income tax benefit in respect of exercise of option granted to
Employees	2,729	2,121	597
Capital loss (gain) on sale of fixed assets	420	(391)	92
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(115,176)	(101,369)	(25,181)
Other	(14,661)	(1,469)	(3,206)
Increase (decrease) in accounts payable and accruals:
Trade	(23,253)	65,405	(5,084)
Other	(60,874)	(24,190)	(13,309)
Decrease (Increase) in inventories	12,999	(51,900)	2,842
Increase in asset retirement obligations	228	132	50
Amount carried to deferred charges	(13,224)		(2,891)

Net cash provided by operating activities	553,602	541,504	121,033

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(295,095)	(260,229)	(64,516)
Purchase of additional spectrum	(41,539)	(48,850)	(9,082)
Proceeds from sale of fixed assets	16	552	4
Funds in respect of employee rights upon retirement	(2,395)	(8,538)	(524)

Net cash used in investing activities	(339,013)	(317,065)	(74,118)

CASH FLOWS FROM FINANCING ACTIVITIES:

Financial lease undertaken	15,832		3,461
Repurchase of company's shares	(1,091,841)		(238,706)
Issuance of notes payable under a prospects, net of issuance costs	1,929,540		421,850
Proceeds from exercise of stock options granted to employees	20,628	16,241	4,510
Repayment of long term bank loans	(841,171)	(239,500)	(183,903)

Net cash provided by (used in) financing activities	32,988	(223,259)	7,212

INCREASE IN CASH AND CASH EQUIVALENTS	247,577	1,180	54,127
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,611	3,774	1,008

CASH AND CASH EQUIVALENTS AT END OF PERIOD	252,188	4,954	55,135

Supplementary information on investing activities not involving cash flows

At June 30, 2005, and 2004, trade payables include NIS 141,400,000 ($ 30,912,000) (unaudited) and NIS 120,070,000 ($ 26,251,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment.

        The accompanying notes are an integral part of these condensed financial statements.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

1.	Nature of operations

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel. The Company launched its 3G network on December 1, 2004.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at June 30, 2005 and for the six and three-month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar	Israeli CPI
	%	%

Six months ended June 30,
2005	6.2	0.5
2004	2.7	1.4
Three months ended June 30,
2005	4.9	1.1
2004	(0.7)	1.5
Year ended December 31,
2004	(1.6)	1.2

The Nominal NIS figures at June 30, 2005 and December 31, 2004 and for the six and three month periods ended at June 30, 2005 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at June 30, 2005 ($ 1 = NIS 4.574). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

3.	Events during the year 2005

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel. Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering are approximately NIS 1,930 million (approximately $422 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until June 30, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company's assets.

Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company's previous facility.

With effect May 1, 2005, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company's previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility is approximately $275 million.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company's outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company's issued and outstanding share capital.

The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase.

On July 27, 2005, the Board of Directors resolved to recommend to the shareholders to authorize the distribution of a cash dividend in the amount of NIS 0.57 per share (approximately NIS 86.4 million) to shareholders on record as of September 26, 2005. The dividend payment is subject to the approval of the Company's shareholders.

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

4.	Stock based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 - “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. As to the Recently issued revised FAS 123, see note 5. Compensation cost for employee stock option plans is charged to shareholders' equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during the six and three-months periods ended June 30, 2005 is NIS 21.36, ($4.67) and 21.27,($4.65), respectively .The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 58%; risk-free interest rate in NIS terms 3.5%; weighted expected life - 5 years.

No options were granted during the six and three-months periods ended June 30, 2004.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation

					Convenience translation into
					U.S. dollars
	New Israeli shekels				(see note 2b)
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2005	2004	2005	2004	2005	2005
	( U n a u d i t e d )
	In thousands (except EPS data)

Net income, as reported	240,327	225,234	115,834	133,415	52,542	25,325
Add: stock based employee
compensation expense, included
in reported net income	5,412	404	2,302	160	1,183	503
Deduct: stock based employee
compensation expense determined
under fair value method for all awards	20,378	2,425	8,284	1,526	4,455	1,811

Pro-forma net income	225,361	223,213	109,852	132,049	49,270	24,017

EPS:
Basic - as reported	1.40	1.23	0.73	0.73	0.31	0.16

Basic - pro forma	1.31	1.22	0.69	0.72	0.29	0.15

Diluted - as reported	1.38	1.22	0.72	0.72	0.30	0.16

Diluted - pro-forma	1.30	1.21	0.68	0.71	0.28	0.15

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

5.	Recent accounting pronouncements:

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). The Company is currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the company). This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (January 1, 2006), based on the awards outstanding as of June 30, 2005, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to June 30, 2005 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated. The impact in 2006 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

5.	Recent accounting pronouncements (continued):

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4" (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

3)	FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

4)	FAS 154 Accounting Changes and Error Corrections – a replacement of Accounting Principles Board Opinion (“APB”) No. 20 andFASB Statement No. 3.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 andFASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

6.	Contingent liabilities:

a)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place. The Company is due to submit its response to the motion to certify the claim as a class action on August 1 2005.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

b)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or according to the claimant’s response – NIS 100 million per year until 1.3.2005). The Company filed its response on October 1, 2003. The claimants have recently filed their response to the Company’s response.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

13

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

6.	Contingent liabilities (continued):

c)	On September 14, 2004, a claim was filed against the Company, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. The Company has filed a response and the claimant filed a response to the Company’s response. A hearing is scheduled for November 3, 2005. Unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

d)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

e)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

14

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: July 27, 2005